Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Open Text Corporation

We consent to the incorporation by reference in this registration statement on Form S-8 of Open Text Corporation of our reports dated August 10, 2012, with respect to the consolidated balance sheets of Open Text Corporation as of June 30, 2012 and June 30, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2012, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of June 30, 2012, which reports appear in the June 30, 2012 annual report on Form 10-K of Open Text Corporation.

(signed) KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

October 31, 2012